OPERATING AGREEMENT
FOR
TRIBAL LLC

This Operating Agreement (the "Operating Agreement") for Tribal LLC, a limited liability company organized under the laws of the State of Colorado, is hereby amended and entered into by and among the undersigned parties (the "Members") as of February 20th, 2019.

Agreement

In consideration of the agreements set forth herein, the Members hereby agree as follows:

ARTICLE I
DEFINITIONS

The definitions of some of the terms used in this Operating Agreement are set forth in the attached Exhibit 1.

ARTICLE II
ORGANIZATION AND TERM

Section 2.1 <u>Formation</u>. Tribal LLC (the "Company") was formed on September 1st, 2015, pursuant to the provisions of the Colorado Act by filing the Articles of Organization of the Company with the Colorado Secretary of State. The rights and liabilities of the Members shall be as provided under the Colorado Act, the Articles of Organization and this Operating Agreement. The fact that the Articles of Organization are on file in the Office of the Secretary of State, State of Colorado, shall constitute notice that the Company is a limited liability company.

In order to maintain the Company as a limited liability company under the laws of the State of Colorado, the Company shall from time to time take appropriate action, including the preparation and filing of such amendments to the Articles of Organization and such other assumed name certificates, documents, instruments, and publications as may be required by law.

Section 2.2 <u>Name</u>. The Company's name shall be Tribal LLC. The Company shall cause appropriate trade name and like statements to be filed and published under the name set forth in this Section 2.2 or such other name as the Company may have or use in any state or jurisdiction from time to time.

Section 2.3 <u>Term</u>. The term of the Company shall commence on September 1st, 2015, and shall continue in full force and effect until the dissolution of the Company, pursuant to Section 7.8, by the written agreement of or on behalf of the Members possessing sixty-six and two-thirds percent (66 2/3%) of the Voting Ratio of the Units.

Section 2.4 <u>Registered Agent and Office</u>. The Company's registered agent in Colorado shall be the Birdwell Law Firm, P.C., whose business address is 1580 Cress Court, Boulder, Colorado 80304. At any time, the Company may designate another registered agent and/or office.

Section 2.5 <u>Principal Place of Business</u>. The principal place of business of the Company shall be 280 Devon Place, Boulder, Colorado 80302. At any time, the Company may change the location of its principal place of business and may establish additional offices. The following items shall at all times be maintained at the Company's principal office:

(a) a current list of the full name and last known business, residence, or mailing address, phone and facsimile numbers of each Member and Manager, both past and present;

(b) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years;

(d) copies of any currently effective written Operating Agreements, copies of any writings permitted or required under Section 7-80-502, C.R.S., regarding the obligation of a Member to perform any enforceable promise to contribute cash or property or to perform services as consideration for such Member's Capital Contribution;

(e) minutes of every annual and special meeting;

(f) unless contained in this Operating Agreement, a statement prepared and certified as accurate by a Manager of the Company which describes:

(i) the amount of cash and a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute in the future;

(ii) the times at which or events on the happening of which any additional contributions agreed to be made by each Member are to be made;

(iii) if agreed upon, the time at which or the events upon the happening of which a Member may terminate his or her membership in the Company and the amount of, or the method of determining, the distribution to which he or she may be entitled respecting his or her membership interests and the terms and conditions of the termination and distribution;

(iv) any right of a Member to receive distributions which include a return of all or any part of a Member's contribution;

(g) any written consents obtained from Members pursuant to Section 7-80-711, C.R.S., regarding action taken by Members without a meeting.

Section 2.6 <u>Effective Date</u>. The effective date of this Operating Agreement shall be February 20th, 2019.

Section 2.7 <u>Other Instruments</u>. Each Member hereby agrees to execute and deliver to the Company within five (5) days after receipt of a written request therefore, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney, and other instruments and to take such other action as the Company deems necessary, useful or appropriate to comply with any laws, rules, or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Operating Agreement.

ARTICLE III
PURPOSE AND POWERS OF THE
COMPANY

Section 3.1 <u>Purpose</u>. The Company may engage in any lawful business permitted by the Colorado Act or the laws of any jurisdiction in which the Company may do business, including but not limited to, the organization and operation of a personal hygiene products sales, marketing, distribution, and licensing business. The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company

Section 3.2 <u>Powers of the Company</u>. In furtherance of the purpose of the Company as set forth in Section 3.1, the Company shall have the power and authority to take in its name all actions necessary, useful or appropriate in the Members discretion to accomplish its purpose, including, but not limited to, the power:

(a) to conduct its business, carry on its operations, and have and exercise the powers granted by the Colorado Act in any state, territory, district, or possession of the United States, or in any foreign country which may be necessary or convenient to effect any or all of the purposes for which it is organized;

(b) to make contracts and guarantees and to incur liabilities, borrow money at such rates of interest as the Company may determine, issue its notes, bonds and other obligations and secure any of its obligations by mortgage or pledge of all or any part of its property, franchises, and income;

(c) to purchase, take, receive, lease, or otherwise acquire, own, hold, improve, use, and otherwise deal in and with real or personal property, or interests therein, wherever situated;

(d) to sell, convey, assign, encumber, mortgage, pledge, lease, exchange, transfer, and otherwise dispose of all or any part of its property and assets;

(e) to purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge, or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, other limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, governmental district, or municipality or of any instrumentality of any of them;

(f) to lend money for its proper purposes, to invest and reinvest its funds, to take and hold real and personal property for the payment of funds so loaned or invested;

(g) to sue and be sued, complain and defend, and participate in administrative or other proceedings, in its name;

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(h)   to elect Managers and appoint agents of the Company, and define their duties and fix their compensation;

(i)   to make and alter operating agreements, not inconsistent with the Articles of Organization or with the laws of the State of Colorado, for the administration and regulation of its affairs;

(j)   to indemnify a Member or Manager or former Member or Manager, and to make any other indemnification that is authorized by the Articles of Organization or by this Operating Agreement in accordance with the Colorado Act;

(k)   to cease its activities and surrender its certificate of organization;

(1)   to have and exercise all powers necessary or convenient to effect any or all of the purposes for which the Company is organized;

(m)   to become a member of a general partnership, limited partnership, joint venture, or similar association or any other limited liability company; and

(n)   to lend money to and otherwise assist the Members and employees of the Company as provided in this Operating Agreement.

ARTICLE IV
MEMBERS, CAPITAL CONTRIBUTIONS AND UNITS

Section 4.1 Members; Obligation to Update. All Members of the Company, past and present, and their last known business, residence or mailing address, telephone and facsimile numbers shall be listed on the attached Exhibit 2. Members shall promptly notify the Managers of any changes in the foregoing information within fifteen (15) days of such change. The Managers shall be required to update Exhibit 2 from time to time as necessary to accurately reflect the information therein. In the event a Member fails to update such information as provided herein, the Company may rely on the out of date information in its presence for notifying the Member without incurring any liability or penalty.

Section 4.2 Capital Contributions. The Capital Contribution of each Member is set forth on the attached Exhibit 3. No Member shall be personally liable under a judgment, decree or order of a court, or in any other manner for a debt, obligation or liability of the Company. Additionally, no Member shall be required to lend any funds to the Company or to pay any contributions, assessments, or payments to the Company except the Capital Contribution as set forth in Exhibit 3; provided that a Member may be required to repay his or her Capital Contribution to the Company as provided in Article X.

Section 4.3 Units. A Member's interest in the Company shall be represented by the "Unit" or "Units" held by such Member. Each Member's respective Units in the Company are set forth on the attached Exhibit 2. By executing this Operating Agreement, each Member hereby votes and agrees that his or her vote, consent, and action shall be counted and determined as provided in this Operating Agreement. The Members hereby agree that each Unit shall entitle the Member possessing such Unit to the following rights:

(a) Rights and Preferences of Units. The Units shall be divided into three classes, Class A Units and Class B Units, each entitled to the specific rights, powers, privileges, terms, and restrictions applicable to such class. A Member may hold Units of more than one class, and in such case, the Units held in each class shall be subject to the rights, powers, privileges, terms, and restrictions applicable to such class.

(b) Voting Rights. Except as otherwise required by Law or this Agreement, (i) each holder of Class A Units and shall have one vote in respect of each Class A Unit held by such holder of record on the books of the Company on all matters submitted to a vote of the Members of the Company, and (ii) Class B Units shall have no voting rights.

(c) Equity Rights. Each Unit shall be entitled to a share of the Company's income, gains, losses, deductions, and credits as provided in this Operating Agreement. The Sharing Ratios of the Members as set forth on the attached Exhibit 2, as it may be amended from time to time, shall control all Company distributions, unless otherwise provided by this Operating Agreement.

(d) Amendment of the Voting and Sharing Ratios. Within ten (10) days after any event that results in changing the Number of Units Owned, Voting Ratio or Sharing Ratio as listed on Exhibit 2, the Managers shall amend Exhibit 2 accordingly to show the correct Number of Units Owned, Voting Ratio, or Sharing Ratio.

Each Member hereby agrees that his or her interest in the Company and in its Units shall for all purposes be deemed a personal interest and shall not be deemed realty or any interest in the Company's real or personal property or assets of any kind.

Section 4.4   Profits Interest Units.

(a)   Class C Units may be issued to a Service Provider in consideration for services to or on behalf of the Company (such Units are referred to as "Profits Interests Units." Profits Interests Units issued under this Agreement are intended to be "Profits Interests" within the meaning of IRS Revenue Procedures 93-27 and 2001-43. Further, the issuance of Profits Interests Units under this Agreement is intended to be consistent with Section 83 of the Code. Members holding Profits Interests Units ("Profits Members") may make and file with the IRS an election under Section 83(b) of the Code in such form as required by applicable Regulations (Regulation §1.83-2). Any such election must be filed within thirty days of the Grant Date of a Profits Interests Unit to a Profits Member, and the obligation to comply with the requirements associated with making an election under Section 83(b) of the Code shall be solely that of the Service Provider to whom the Profits Interests Units have been issued. All issuances of Profits Interests Units to Profits Members shall be made in the sole discretion of the Board. The Company and each Member agree not to claim a deduction (as wages, compensation or otherwise) for the fair market value of Profits Interests Units issued to a Profits Member, either at the Grant Date of the Profits Interests Units or at the time the Profits Interests Units become "substantially vested" (as defined in the applicable Regulations). Any Profits Interests Units issued by the Company shall be issued in accordance with the following principles: (i) the Profits Interests Units shall be issued in exchange for services performed or to be performed in the future by the recipient of the Profits Interests Units to or for the benefit of the Company, (ii) the Capital Accounts of all Members (other than the recipient of the Profits Interests Units with respect to such Profits Interests Units) and the Gross Asset Values of all Company properties shall be increased or decreased immediately prior to the grant of the Profits Interests Units pursuant to clause (ii) of the definition of Gross Asset Value, and (iii) the recipient of the Profits Interests Units shall not be credited or debited with any amount to such recipient's initial Capital Account in connection with the grant of the Profits Interests Units but, instead,

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will participate in the allocation of Profits and Losses and share in distributions from the date of such grant as provided in this Agreement; provided, however, that if the recipient of the Profits Interests Units owns any other Profits Interests Units immediately prior to the issuance of such Profits Interests Units (including other Profits Interests Units that were previously issued), then such recipient's Capital Account will be increased or decreased immediately prior to the grant of the Profits Interests Units with respect to such pre-existing ownership interest pursuant to clause (b) of this Section 4.4. The Members intend that this Section 4.4, this Agreement and any such Profits Interests Units incentive pool shall collectively represent a "compensatory benefit plan" for purposes of Rule 701 promulgated under the Securities Act of 1933, as amended.

(b) <u>Allocations and Distributions</u>. Profits Members shall be allocated Profit and Loss under Section 8, and shall receive distributions under Section 8, subject to the limitations contained therein.

(c) <u>Award Agreement</u>. Profits Interests Units issued to Profits Members may be granted pursuant to an award agreement, containing vesting terms, repurchase rights, and such other terms as the Board deems appropriate.

Section 4.5 <u>Restriction on Registration of Units</u>. To the extent required so that the Company is not deemed to be a "publicly traded partnership" under the Code, Units shall only be registered in the name of the beneficial owner, and the Company shall not be bound to recognize any equitable or other claim to or interest in such Units on the part of any other person (such as a broker, dealer, bank, trust company, or clearing corporation) which is acting as a nominee, agent or in some other representative capacity, whether or not the Company shall have knowledge thereof, except for:

(a) Units held by a guardian, custodian, or conservator for the benefit of a minor or incompetent;

(b) Units held by a trust for the benefit of the trustee or a trustee's spouse, parent, parent-in-law, issue, brother, sister, brother-in-law, sister-in-law, niece, nephew, cousin, grandchild, or grandchild-in-law; and

(c) Units held by a fiduciary for other like beneficiaries, e.g., IRA, KEOGH, or Roth plans.

The Company's Units shall only be traded in accordance with the Department of the Treasury's rules and regulations then in effect which set forth the parameters within which a partnership may act and not be deemed to be a "publicly traded partnership" under the Code. In no event may the Company's Units be listed on an established securities exchange.

Section 4.6 <u>Withdrawals and Interest</u>. No Member shall have the right to:

(a) withdraw his or her Capital Contribution;

(b) receive any return or interest on any portion of his or her Capital Contribution except as otherwise provided herein; or

(c) withdraw from the Company except upon the transfer of his or her Units to another party in accordance with Article XII or upon the dissolution of the Company.

Section 4.6 <u>Return</u>. No Member shall be entitled to the return of all or any part of his or her Capital Contribution unless and until there remains Company Property after:

(a)   all liabilities of the Company (except liabilities to Members on account of their Capital Contributions) have been paid;

(b)   all amounts due to Members in respect of their share of profits and other gains have been paid; and

(c)   the Company has been dissolved in accordance with Article XIII and a Statement of Intent to dissolve has been filed with the Colorado Secretary of State.

ARTICLE V
RIGHTS AND POWERS OF MEMBERS

Section 5.1 <u>Transactions Between a Member or Manager and the Company</u>. Except as otherwise provided by applicable law, any Member or Manager may, but shall not be obligated to, lend money to the Company, act as surety for the Company, and transact other business with the Company and has the same rights and obligations when transacting business with the Company as a person or entity who is not a Member or a Manager.

Section 5.2 <u>Nondisclosure of Company Information</u>.

(a)   As a result of membership in the Company, each Member acknowledges that he or she will have access to the Company's Confidential Information and trade secrets. The Members agree that this information is a valuable and unique asset of Company and, if divulged to others, could cause irreparable harm to Company's business. Each Member also recognizes and acknowledges that such Confidential Information may include data or material that may not technically qualify as a trade secret or other type of confidential information, but Company nevertheless has a legitimate business interest in protecting its confidentiality.

(b)   Unless specifically consented to in writing by an authorized Company Manager, no Member shall, at any time during his or her membership or following the termination of such membership, for any reason whatsoever, directly or indirectly use, divulge, disclose, or communicate to any person, firm, or corporation, in any manner whatsoever, any Confidential Information concerning any matters affecting or relating to the business of the Company.

(c)   "Confidential Information" shall include but not be limited to: computer data, programs, and codes; customer lists; customer contracts; bids, spreadsheets and similar information prepared by or for customers or potential target customers as part of the Company's efforts to increase membership; pricing information; Company financial information; Company payroll records; Company personnel records; Company meeting minutes; Company planning documents; and any other information or materials which the Company considers confidential, including but not limited to, the names of Company's customers or clients; the names of Company's vendors or suppliers; Company's marketing methods and related data; costs of materials, the prices or fees the Company obtains or has obtained for products or services sold, sales costs, lists or other written records used in Company's business, compensation paid to employees and other terms of employment, or

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any trade secrets or other confidential information of any kind, nature, or description concerning the Company, its business or operations. Confidential Information shall also include all information and all ideas in any form, either tangible or intangible, whether disclosed to, learned or developed by any Member, pertaining in any manner to the business of the Company or to the Company's customers, potential target customers, consultants, or business associates, and all confidential and proprietary information received by the Company from third parties, including Company customers.

Section 5.3 <u>Reimbursements</u>. The Company shall reimburse the Members and Managers for all expenses incurred and paid by any of them in the organization of the Company and as authorized by the Company, in the conduct of the Company's business, including, but not limited to, expenses of maintaining an office, telephones, travel, office equipment, and secretarial and other personnel as may reasonably be attributable to the Company. Such expenses shall not include any expenses incurred in connection with a Member's or Manager's exercise of its rights as a Member or a Manager apart from the authorized conduct of the Company's business. Such reimbursements shall be treated as expenses of the Company and shall not be deemed to constitute distributions to any Member of profit, loss or capital of the Company.

Section 5.4 <u>Partition</u>. While the Company remains in effect or is continued, each Member agrees and waives its rights to have the Company or any Company Property partitioned, or to file a complaint or to institute any suit, action or proceeding at law or in equity to have the Company or any Company Property partitioned, and each Member, on behalf of itself, its successors, and its assigns hereby waives any such right.

ARTICLE VI
MANAGERS

Section 6.1 <u>Managers</u>.

(a)   The management of the Company's business shall be vested in a group of Managers elected by the Members. The Members hereby elect the natural persons, eighteen (18) years of age or older, identified on the attached Exhibit 4 to be the Managers of the Company.

(b)   The Managers shall be elected by the affirmative vote of the Members possessing at least fifty-one percent (51%) of the Voting Ratio of the Company represented at the meeting and entitled to vote on the subject matter at the annual meeting of the Members or at a special meeting of the Members called for that purpose. A Manager shall hold office for the term for which he or she is elected and until his or her successor has been elected and qualified or earlier resignation or removal.

(c)   A Manager shall perform his or her duties as a Manager in good faith, in a manner he or she reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A person who so performs his or her duties shall not have any liability by reason of being or having been a Manager of the Company.

(d)   The number of Managers shall not be fewer than one (1) nor more than nine (9) who shall be natural persons, eighteen (18) years of age or older, but who need not be Members of the Company or residents of Colorado. There shall be one (1) Manager as of the date of this Operating Agreement. The Managers may, by the affirmative vote of a majority of Managers then in office, increase the number of Managers by resolution.

(e)   Subject to the terms of this Section 6.1, the Managers shall act by the affirmative vote of a majority of the Managers.

(f)   In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports, or statements of the following persons or groups unless he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i)   one or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented;

(ii)   any attorney, public accountant, or other person as to matters which the Manager reasonably believes to be within such person's professional or expert competence; or

(iii)   a Company committee, duly designated in accordance with a provision of the Articles of Organization or this Operating Agreement, as to matters within its designated authority, which committee the Manager reasonably believes to merit competence.

(g)   In discharging the duties of their positions and in considering the best interests of the Company, a Manager shall consider the effects of any action or inaction on:

(i)   the members of the Company;

(ii)   the employees and work force of the Company, its subsidiaries, and its suppliers;

(iii)   the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv)   community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

(v)   the local and global environment;

(vi)   the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(vii)   the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(h)   In discharging his or her duties, and in determining what is in the best interests of the Company and its members, a Manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. A Manager shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a

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Manager under this paragraph if the Manager was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(i)   A Manager does not have a duty to any person other than a member in its capacity as a member with respect to the purpose of the Company or the obligations set forth in this Article, and nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a member or any cause of action by or for any person other than a member or the Company.

(j)   Notwithstanding anything set forth herein, a Manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Manager's duty of care, even in the context of a Change in Control Transaction where, as a result of weighing the interests set forth in subsection (g)(i)-(vii) above, a managing member determines to accept an offer, between two competing offers, with a lower price per unit.

(k)   A Manager who makes a business judgment in good faith fulfills the duty under this section if the Manager: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

Section 6.2 <u>Powers of the Managers</u>. Subject to the powers reserved by the Members under this Operating Agreement, the Managers may exercise all powers of the Company and do all such lawful acts and things as are permitted by statute, the Colorado Act, the Articles of Organization or this Operating Agreement. All instruments, contracts, agreements, and documents of any type executed on behalf of the Company shall be valid and binding on the Company only if executed in the name of the Company by one of the Managers.

Section 6.3 <u>Guaranteed Payment to Initial Managers</u>. During his term of service as a Manager of the Company, The Initial Manager, as defined in section 6.8 below, shall be entitled to an annual guaranteed payment (the "Manager's Guaranteed Payment") in the amount of One Hundred and Fifty Thousand Dollars ($150,000.00), payable in advance in equal monthly installments of Twelve Thousand and Five Hundred Dollars ($12,500.00). The Manager's Guaranteed Payment may be modified by the approval of the Members holding at least sixty-six and two thirds (66 2/3%) of the Voting Ratio of the Company as described in Exhibit 2. The Manager's Guaranteed Payment shall be treated as an expense of the Company and shall not be deemed a distribution to the recipient of any profit, loss or capital of the Company.

Section 6.4 <u>Removal of Managers</u>.

(a)   Subject to the provisions of the Colorado Act and subject to the satisfaction of the conditions specified in this Section 6.4, the Members may remove all or any lesser number of Managers, with or without cause, upon the vote of sixty-six and two-thirds percent (66 2/3%) of the Voting Ratio of the Company as described in Exhibit 2.

(b)   Any removal of a Manager shall become effective on such date as may be specified by the Members voting in favor thereof and in a notice delivered to any remaining Managers or the Manager elected to replace the removed Manager (except that it cannot be effective on a date earlier than the date such notice is delivered to the remaining or newly-elected Manager).

Section 6.5 <u>Resignation of Manager</u>. A Manager may resign from his or her position as a Manager at any time by written notice to the Members. Such resignation shall become effective as set forth in such notice.

Section 6.6 <u>Vacancies</u>. Any vacancies occurring in the group of Managers may be filled by written agreement of a majority of the remaining Managers or by the sole remaining Manager. A Manager chosen to fill a vacancy shall serve the un-expired term of his or her predecessor in office. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by written agreement of a majority of the Managers then in office or by election at an annual meeting or at a special meeting of Members called for that purpose. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until his or her successor has been elected and qualified.

Section 6.7. <u>Indemnification of Managers</u>. Managers shall be indemnified by the Company with respect to and exculpated from liability resulting from acts on behalf of the Company to the fullest extent allowable under the Colorado Act.

Section 6.8. <u>Initial Managers.</u> The initial Manager of the Company (the "Initial Manager") shall be Vincent Cobb, unless and until replaced by the members in accordance with this Agreement.

ARTICLE VII
MEETINGS AND VOTES OF MEMBERS

Section 7.1 <u>Meetings</u>. Meetings of the Members shall be held each year at the principal office of the Company or at such other place either within or without Colorado as specified from time to time by the Managers. If the Managers shall specify another location such change in location shall be recorded on the notice calling such meeting.

Section 7.2 <u>Annual Meetings</u>. In the absence of a resolution of the Managers providing otherwise, the annual meeting of Members of the Company for the election of Managers and for the transaction of such other business as may properly come before the meeting, shall be held on the third Tuesday in March at the Company's offices in each fiscal year, if the same be not a legal holiday, and if a legal holiday in the State of Colorado, then on the next succeeding business day. If the election of Managers shall not be held on the day designated herein for any annual meeting of the Members, the Managers shall cause the election to be held at a special meeting of the Members as soon thereafter as may be convenient. Failure to hold the annual meeting at the designated time shall not work a forfeiture or dissolution of the Company.

Section 7.3 <u>Special Meetings</u>. Special meetings of the Members shall be scheduled and presided over by one (1) of the Managers who is also a Member, chosen to preside at the meeting by vote of the Members present. Special meetings may be called by any

Manager or Managers or upon the request of not less than ten percent (10%) of the vote of all the Membership Units entitled to vote at the meeting; provided that requests to approve the admission of Substitute Members may be postponed until the annual meeting of the Members.

Section 7.4 Notice.

(a)   Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered unless otherwise prescribed by the Colorado Act not less than ten (10) days nor more than fifty (50) days before the date of the meeting, either personally, by fax, or by mail, by or at the direction of any Manager or person calling the meeting to each Member of record entitled to vote at such meeting.

(b)   Notice to Members of record, if mailed, shall be deemed delivered as to any Member when deposited in the United States mail, addressed to the Member with postage prepaid, but, if three (3) successive letters mailed to the last-known address of any Member are returned as undeliverable, no further notices to such Member shall be necessary until another address for such Member is made known to the Company. Notice to Members of record, if faxed, shall be deemed delivered when faxed so long as the sender receives a written confirmation from the fax machine that all pages of the notice were received at the facsimile number listed next to the Member in Exhibit 2.

(c)   When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each Member entitled to vote at the meeting.

Section 7.5 Waiver of Notice.

(a)   When any notice is required to be given to any Member of the Company under the provisions of the Colorado Act or under the provisions of the Articles of Organization or this Operating Agreement, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated herein, shall be equivalent to the giving of such notice.

(b)   By attending a meeting, a Member:

(i)   waives objection to lack of notice or defective notice of such meeting unless the Member, at the beginning of the meeting objects to the holding of the meeting or the transacting of business at the meeting; and

(ii)   waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the Member objects to considering the matter when it is presented.

Section 7.6 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by his or her duly authorized attorney-in-fact. Such proxy shall be filed with the Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Section 7.7 <u>Majority Votes</u>. An affirmative vote by or on behalf of the Members possessing at least fifty one percent (51%) of the Voting Ratio of the Company as stated in Exhibit 2 shall be required to approve or disapprove any matter on which the Members are entitled to decide, except as otherwise provided in this Operating Agreement.

Section 7.8 <u>Supermajority Votes</u>. An affirmative vote by or on behalf of the Members possessing at least sixty-six and two-thirds percent (66 2/3%) of the Voting Ratio of the Company as stated in Exhibit 2 shall be required to:

(a)   remove a Manager pursuant to Section 6.4;

(b)   approve the sale or other disposition of eighty percent (80%) or more of the Company's Property as part of a single transaction or plan;

(c)   amend the Articles of Organization and/or this Operating Agreement so as to:

(i)   modify the method of determining, allocating or distributing the Company's income, gains, losses, deductions and credits during the term of the Company or upon its liquidation;

(ii)   affect the federal and state income tax treatment to be afforded Members or affect the liabilities of the Members;

(iii)   cause the Company to become an entity other than a Colorado limited liability company; or

(iv)   alter the term of the Company from that set forth in Section 2.3;

(d)   dissolve the Company by written consent;

(e)   on or after January 1, 2016, issue Additional Units by sale or other issuance to existing Members or other persons or entities (separately and together, "Additional Members") pursuant to Section 11.1;

(f)   increase the salary of any Manager more than six percent (6%) annually;

(g)   incur any indebtedness or other obligation of the Company in excess of $250,000; or

(h)   amend this Section 7.8.

Section 7.9 <u>Voting Procedures</u>. Matters not described in a meeting notice may be discussed at a meeting if the Members, Managers with voting power, or their authorized representatives possessing at least fifty one percent (51%) of the Voting Ratio of the Company as stated in Exhibit 2 are present at the meeting and may be voted upon if the Members or their authorized representatives possessing at least the required percentage of the Units to approve such matter are present at the meeting.

Section 7.10 <u>Action by Members Without a Meeting</u>. Any action required or permitted by this Operating Agreement to be taken at a Members' meeting may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, approved by the required Voting Ratio, and signed by Members possessing the required Voting Ratio who are entitled to vote. Action taken under this Section 7.10 shall be effective when the last Member necessary to reach the Voting Ratio required for the action has signed the consent, unless the consent specifies a different effective date.

Written consent of all of the Members entitled to vote on any matter has the same force and effect as a unanimous vote of such Members and may be stated as such in any document.

ARTICLE VIII
MEMBER ACCOUNTS, ALLOCATIONS AND DISTRIBUTIONS

Section 8.1 <u>Maintenance of Member Capital Accounts</u>.

(a)   A Member Capital Account shall be established in the Company's books for each Member and transferee in accordance with the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). Each Member Capital Account shall be:

(i)   increased by:

(A)   such Member's cash contributions;

(B)   the fair market value of the property contributed by such Member to the Company (net of liabilities securing such contributed property that the Company is considered to assume or take subject to);

(C)   the amounts allocated to such Member for his or her share of the income and gain of the Company; and

(ii)   decreased by:

(A)   the amounts allocated to such Member for such Member's share of the Company's losses and deductions;

(B)   the amount of money distributed to such Member by the Company; and

(C)   the fair market value of the property distributed to such Member by the Company (net of liabilities securing such contributed property that such Member is considered to assume or take subject to).

(b)   For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Member's Capital Accounts, the determination,

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recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes provided that:

(i) in accordance with the requirements of Code Section 704(c), any deductions attributable to a contributed property shall be determined as if the adjusted basis of such property on the date it was acquired by the Company was equal to the fair market value of such property. Upon an adjustment pursuant to Section 8.1(e) to the Carrying Value of any Company Property, any further deductions attributable to such property shall be determined as if the adjusted basis of such property was equal to the Carrying Value of such property immediately following such adjustment;

(ii) any income, gain or loss attributable to the taxable disposition of any property shall be determined by the Company as if the adjusted basis of such property as of such date of disposition was equal in amount to the Company's Carrying Value of such property as of such date;

(iii) all fees and other expenses incurred by the Company to promote the sale of (or to sell) a Unit that can neither be deducted nor amortized under Code Section 709 shall, for purposes of Member Capital Account maintenance, be treated as an item of deduction and shall be allocated among the Members pursuant to Section 8.3; and

(iv) the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Code Section 754 which may be made by the Company and, as to those items described in Code Section 705(a)(1)(B) and Code Section 705(a)(2)(B), without regard to the fact that such items are not includable in gross income or are neither currently deductible nor capitalizable for federal income tax purposes.

(c) If any Member or transferee would otherwise have a negative balance in its Member Capital Account, the amount of any such negative balance shall be reduced (but not in excess of such negative balance) by the amount of such Member's or transferee's share of Company Minimum Gain (determined in accordance with Treasury Regulation Section 1.704-1(b)(4)(iv)(f) after taking into account all increases and decreases to such Company Minimum Gain during the taxable year). Such reduction shall be taken into account in determining the permissible allocations under Section 8.3.

(d) Generally, a Substitute Member or transferee of a Unit will succeed to the Member Capital Account relating to the Unit transferred. However, if the transfer causes a termination of the Company under Code Section 708(b)(1)(B), the Company Properties shall be deemed to have been distributed in liquidation of the Company to the Members (including the Substitute Member transferee of a Unit) and deemed re-contributed by such Members and transferees in reconstitution of the Company. In such event, the Carrying Values of the Company Properties shall be adjusted immediately prior to such deemed distribution pursuant to Section 8.1(e) (and such Carrying Values shall constitute the agreed values of such properties upon this deemed contribution of the recontributed property). The Member Capital Accounts of such reconstituted Company shall be maintained in accordance with the principles of this Section 8.1.

(e) In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(e), immediately prior to the actual or deemed distribution of any Company Property, the Member Capital Accounts of all Members and transferees and the Carrying Values of all Company Properties to be distributed shall be adjusted (consistent with the provisions

15

hereof) upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to each such Company Property (as if such Unrealized Gain or Unrealized Loss has been recognized upon an actual sale of each such property, immediately prior to such distribution, and had been allocated to the Members and transferees, at such time, pursuant to Section 8.3). In determining such Unrealized Gain or Unrealized Loss, the aggregate fair market value of Company Properties as of any date of determination shall be determined by the Company using such reasonable methods of valuation as it may adopt.

(f) The foregoing provisions and other provisions of this Operating Agreement relating to maintenance of Member Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such regulation. In the event the Managers shall determine that it is prudent to modify the manner in which the Member Capital Accounts or any debits or credits thereto, are computed in order to comply with such regulations, the Managers, acting in accordance with Section 13.3 and without the approval of the Members, may amend this Operating Agreement to reflect such modification, provided that it is not likely to have a material effect on the amounts distributed to the Members pursuant to this Article XIII upon dissolution of the Company.

Section 8.2 Calculation of Sharing Ratio. The Sharing Ratio of each Member shall be the percentage interest set forth under the heading "Sharing Ratio A" on the attached Exhibit 2, as it may be amended from time to time Pursuant to Section 4.3 of this Operating Agreement.

Section 8.3 Allocations of Profits and Losses. Except as otherwise provided in this Article VIII, all items of income, gain, loss, deduction and credit of the Company shall be allocated to the Members in accordance with their Sharing Ratio at the time of such allocation.

Section 8.4 Minimum Gain Chargeback Allocations. Notwithstanding any other provision of this Operating Agreement to the contrary, except as provided in Section 8.5 below, if the amount of any Company Minimum Gain at the end of any taxable year is less than the amount of such Company Minimum Gain at the beginning of such taxable year, there shall be allocated to any Member having a negative Member Capital Account balance at the end of such taxable year (determined after taking into account any adjustments, allocations and distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4),(5) and (6) gross income and gain (in respect of the current taxable year and any future taxable year) in an amount sufficient to eliminate such negative Member Capital Account balance in compliance with Treasury Regulation Section 1.704-1(b)(4)(iv)(e). Such allocation of gross income and gain shall be made prior to any other allocation of income, gain, loss or deduction. Any such allocation of gross income or gain pursuant to this Section 8.4 shall be made to each Member Capital Account having a negative balance in the proportion such negative balance bears to negative balances of all the Members. Any allocations of gross income or gain pursuant to this Section 8.4 shall be taken into account, to the extent feasible, in computing subsequent allocations of income, gain, loss or deduction of the Company so that the net amount of all items allocated to each Member pursuant to this Article VIII, to the extent possible, shall be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article VIII if the allocations made pursuant to the first sentence of this Section 8.4 had not occurred. This Section 8.4 is intended to constitute a "minimum gain chargeback" within the meaning of Treasury Regulation Section 1.704-1(b)(4)(iv)(e).

Section 8.5 <u>Qualified Income Offset Allocations</u>. While a deficit balance in a Member Capital Account shall reduce such Member's right to a return of capital of the Company, a deficit balance shall not constitute an obligation of that Member to the Company to repay the amount of such deficit balance. In the event a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4),(5) or (6), that reduce any Member's Member Capital Account below zero or increases the negative balance in such Member's Member Capital Account, except as may be provided in Section 8.4 above, gross income and gain shall be allocated to such Member in an amount and manner sufficient to eliminate any negative balance in its Member Capital Account created by such adjustments, allocations or distributions as quickly as possible in accordance with Treasury Regulation Section 1.704-1(b)(2)(ii)(d). Any such allocation of gross income or gain pursuant to this Section 8.5 shall be made to each Member Capital Account having a negative balance in the proportion such negative balance bears to the total negative balances of all the Members. Any allocations of items of gross income or gain pursuant to this Section 8.5 shall: (i) not duplicate any allocations of gross income or gain made pursuant to Section 8.4, (ii) be taken into account, to the extent feasible, in computing subsequent allocations of the Company, so that the net amount of all items allocated to each Member pursuant to this Article VIII shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article VIII if such adjustments, allocations or distributions had not occurred. This Section 8.5 is intended to constitute a "qualified income off set" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

Section 8.6 <u>Special Allocation Adjustments</u>. Except as provided in Section 8.4, in the event any Member has a deficit Member Capital Account at the end of any Company fiscal year that in excess of the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulation Section 1.704-1(b)(4)(iv)(f), each such Member shall be specially allocated items of Company gross income and gain in the amount of such excess as quickly as possible.

Section 8.7 <u>Code Section 754 Election Adjustments</u>. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account in determining Member Capital Accounts, the amount of such adjustment to the Member Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Member Capital Accounts are required to be adjusted pursuant to such Treasury Regulation Section.

Section 8.8 <u>Curative Allocations</u>. The allocations set forth in Sections 8.4, 8.5, 8.6, and 8.7 (the "Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulation Section 1.704-1(b). The Regulatory Allocations may not be consistent with the manner in which the Members intend to divide Company distributions. Accordingly, the Managers are hereby authorized to divide other allocations of profits, losses, and other items among the Members so as to prevent the Regulatory Allocations from distorting the manner in which Company distributions will be divided among the

Members pursuant to this Article XIII. In general, the Members anticipate that this will be accomplished by specially allocating items of income, gain, loss, and deduction among the Members so that the net amount of the Regulatory Allocations and such special allocations to such Member is zero. However, the Managers shall have discretion to accomplish this result in any reasonable manner.

Section 8.9 <u>Code Section 704(c) Allocations</u>. In accordance with Code Section 704(c) income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at time of contribution. Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Operating Agreement. Allocations pursuant to this Section 8.9 are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing any Member's Member Capital Account, or share of items of the Company's income, gains, losses, deductions and credits, or distributions pursuant to any provision of this Operating Agreement.

Section 8.10 <u>Distributions</u>.

(a)   The Managers shall cause the Company to make distributions of the Company's assets to the Members at such time as the Managers deem advisable.

(b)   Except as otherwise provided in Section 13.3 upon the dissolution of the Company, all distributions to the Members shall be made in accordance with the Members' Sharing Ratio at the time of such distribution.

(c)   A Member may not receive a distribution from the Company to the extent that, after giving effect to the distribution all liabilities of the Company, other than liability to Members on account of their Capital Contributions, would exceed the fair value of the Company's assets.

ARTICLE IX
FISCAL YEAR, BOOKS AND RECORDS

Section 9.1 <u>Books of Account and Records</u>. At all times during the term of the Company, the Company shall keep or cause to be kept at the Company's principal office, the items set forth in Section 2.5.

Section 9.2 <u>Inspection</u>. All documents required to be maintained at the Company's principal office under Section 2.5, as well as true and full information regarding the state of the Company's business, financial condition, and other information regarding the affairs of the Company as is just and reasonable, shall be made available upon reasonable demand for any purpose reasonably related to the Member's interest as a Member, during ordinary business hours for inspection and copying at the reasonable request and expense of any Member. In addition, any Member shall have the right to have a formal accounting of Company affairs at the Member's sole expense whenever circumstances render it just and reasonable.

Section 9.3 Fiscal Year. The fiscal year of the Company shall end on 31 December in each year, except that the final year of the Company shall be that period beginning on the first day of such year and ending on the date of cancellation of the Articles of Organization.

Section 9.4 Accounting. The Company's accountants employed at any one time shall be the final authority with regard to any accounting questions that may arise during the course of the business of the Company. The accountants shall be selected by the Managers in their sole discretion. The fees of the accountants will be a normal Company business expense.

Section 9.5 Transfer of Interest. If any Unit or economic benefit therein is transferred during any month, every item of Company income, gain, loss, deduction and credit attributable to such Unit for the fiscal year shall be divided and allocated between the transferor and transferee based upon such transferor's and transferee's respective proportionate interests. For purposes of making this allocation, all transfers consummated during the first fifteen (15) days of a month will be treated as made as of the first day of the month of transfer, and all transfers consummated after the fifteenth (15th) day of a month will be treated as made as of the first day of the following month. Distributions shall be made in accordance with allocations.

ARTICLE X
MEMBERS' LIABILITY AND INDEMNITY

Section 10.1 Members.

(a)   No Member shall be liable under a judgment, decree or order of a court, or in any other manner, for the debts, liabilities, or obligations of the Company. A Member shall have no liability to any other Member and/or the Company when acting pursuant to its authority granted pursuant to the Articles of Organization and/or this Operating Agreement except to the extent such Member's acts or omissions constituted willful misconduct or gross negligence of such Member. Additionally, a Member shall be liable to the Company for:

(i)   Any difference between the Capital Contribution actually paid in and the amount promised by any Member as stated in this Operating Agreement or any writing signed by the Member; and

(ii)   Any unpaid Capital Contribution which it agreed in this Operating Agreement or in any writing signed by the Member, to make in the future at the time and on the conditions stated in this Operating Agreement or in any other instrument, except that if a Member is unable to perform because of death, disability or other reason, such Member, or his or her successor in interest, as the case may be, at the option of the Company, may contribute cash equal to that portion of the Member's Capital Contribution which has not been made.

(b)   If a Member has received the return of any part of his Capital Contribution in violation of this Operating Agreement or the Colorado Act, he or she shall be liable to the Company for a period of six (6) years thereafter for the amount of the Capital Contribution wrongfully returned. No distributions to Members shall be deemed a return of any part of the Member's Capital Contribution.

(c)   If a Member has received the return in whole or in part of his Capital Contribution without violation of this Operating Agreement or the Colorado Act, he or she shall be liable to the Company for a period of six (6) years thereafter for the amount of the returned Capital Contribution, but only to the extent necessary to discharge the liabilities of the Company to those creditors who extended credit to the Company during the period the Capital Contribution was held by the Company.

(d)   Any liability of a Member to the Company under this Article X can be waived. A Member who is subject to an obligation to repay any Capital Contribution to the Company as required by the Articles of Organization or this Operating Agreement, must make such repayment on demand by the Company. No Member shall be liable to the Company, its creditors or any other Member with respect to any amounts paid to such Member as profit sharing, loan repayment, interest, salary, wage, rental, royalty, fee or payment for value given which is not paid to such Member as a return of such Member's Capital Contribution.

Section 10.2 <u>Managers</u>. The Managers do not in any way guarantee the return of any Member's Capital Contribution or a profit for the Members from the Company's business.

Section 10.3 <u>Company's Indemnification of Members, Managers, Employees or Agents</u>. The Company shall indemnify its Members, Managers, employees, and agents as set forth in the Articles of Organization, and Section 6.7 of this Operating Agreement.

Section 10.4 <u>Force Majeure</u>. Notwithstanding anything in this Operating Agreement to the contrary, a Member or a Manager, shall not be liable (except for such Member's or Manager's obligations to contribute or return its Capital Contributions under the Colorado Act or this Operating Agreement) for any loss or damage to Company Property or operations caused by its failure to carry out any of the provisions of the Articles of Organization and/or this Operating Agreement as a result of foreseeable or unforeseeable acts of God or incidents resulting from outside forces, whether or not beyond the control of such Member or Manager, such as strikes, labor troubles, riots, fires, weather, floods, acts of a public enemy, insurrections, breakdown or failure of machinery, acts, omissions or delays of governmental authorities and governmental laws, rules, regulations or orders. Liability of a Member in all other circumstances shall be determined under the Colorado Act or Sections 10.1, 10.2, and 10.5 of this Operating Agreement.

Section 10.5 <u>Remedies</u>. The Members acknowledge that all legal remedies for any breach of this Operating Agreement may be inadequate, and therefore they consent to any appropriate equitable remedy; provided, that any failure of a Member to abide by the terms of this Operating Agreement, including without limitation any vote or consent that should bind a Member, or any other failure to adhere to the terms of this Operating Agreement which cost the Company legal and court costs to enforce same shall render the breaching Member liable to the Company for any such fees and costs.

Section 10.6 <u>Waiver</u>. The failure of any Member to insist upon strict performance of a covenant or condition hereunder shall not be a waiver of its right to demand strict compliance therewith in the future.

ARTICLE XI
ADDITIONAL MEMBERS AND UNITS

Section 11.1 Additional Units. Up through and including December 31, 2015 (the "Initial Investment Deadline"), the Company may issue Additional Units by sale or other issuance to existing Members or other persons or entities (separately and together, "Additional Members") on such terms as may be approved by a majority of the Managers. After the Initial Investment Deadline, as provided in Section 7.8 by approval of or on behalf of the Members possessing sixty-six and two-thirds percent (66 2/3%) of the Voting Ratio of the Units, the Company may issue Additional Units by sale or other issuance to Additional Members. Any such sale or other issuance of Additional Units shall be made in accordance with the Articles of Organization and this Operating Agreement. Prior to issuing Additional Units to any third party, the existing Members shall have the right to purchase the Additional Units in proportion to their Units owned. As a condition to such issuance, Additional Members acquiring such Units shall agree to be bound by this Operating Agreement, execute any other documents and instruments as the Managers may require and become Members of the Company. The legal fees and costs associated with the preparation and filing of an amendment to the Articles of Organization to effectuate such admission, if necessary, and all other documents necessary to continue the Company's right to do business in the jurisdictions in which it is then doing business, shall be borne by the Company.

Section 11.2 Allocations. Additional Units shall not be entitled to any retroactive allocation of the Company's income, gains, losses, deductions, credits or other matters of any kind whatsoever; provided that Additional Units shall be entitled to their respective share of the Company's income, gains, losses, deductions, credits and other matters of any kind arising under contracts entered into before the effective date of the issuance of any Additional Units to the extent that such income, gains, losses, deductions, credits and other matters of any kind arise after such effective date. The Company's books may be closed at the time Additional Units are issued (as though the Company's tax year had ended) or the Company may credit to the Additional Units pro rata allocations of the Company's income, gains, losses, deductions, credits and other matters of any kind for that portion of the Company's fiscal year after the effective date of the issuance of the Additional Units.

ARTICLE XII
TRANSFERS - RIGHT OF FIRST REFUSAL

Section 12.1 Restrictions. No Member shall sell, assign, pledge, or otherwise transfer (each, a "Transfer") any portion of the Member's interest in the Company, and no interest in the Company (including any portion of a Company interest, whether legal or equitable) may be Transferred voluntarily, involuntarily, by operation of law or otherwise except as provided in this Article XII.

Section 12.2 Disclosure to Other Members. If at any time any Member proposes to Transfer all or any part of his or her interest in the Company, such Member (the "Offering Member") shall first disclose the terms and conditions on which the Offering Member proposes to transfer his or her interest in the Company to all other Members. Such disclosure shall state the name of the proposed transferee and all terms and conditions of the proposed Transfer, including the price to the proposed transferee. The remaining Members shall have fifteen (15) days in which to approve the Transfer. If the other Members (the "Remaining Members") holding at least a majority of the Voting Ratio of the Units approve the proposed Transfer in writing (which approval shall be within

21

the sole and absolute discretion of each Member), the Offering Member may Transfer his or her interest as proposed without offering the interest to the other Members pursuant to Section 12.3. If the Remaining Members do not approve the Transfer in accordance with the foregoing sentence and the fifteen (15) day period expires, the Offering Member may either retain his or her interest or make a written offer to sell his or her interest in the Company to the Remaining Members pursuant to Section 12.3.

Section 12.3 Offer to Remaining Members. In the event the Offering Member offers his or her interest in the Company to the Remaining Members, the Offering Member shall make a written offer to sell such interest in the Company to the Remaining Members on the same terms and conditions as those on which the Offering Member originally proposed to transfer his or her interest in the Company. If there was no previous proposed Transfer, and the Offering Member is offering his or her interest for the first time to the Remaining Members, the Offering Member may offer all of his or her interest in the Company to the Remaining Members, at any price the Offering Member deems appropriate.

Section 12.4 Acceptance of Offer. The Remaining Members shall have the right for a period of thirty (30) days after receipt of the offer from the Offering Member, to elect to purchase all of the interest in the Company offered. In exercising their right to purchase, the Remaining Members may divide the interest offered in any manner to which the Remaining Members who choose to participate all agree; and in the absence of agreement the offered interest shall be divided among the Remaining Members in proportion to the relative Sharing Ratios of the Remaining Members who choose to participate. To exercise their rights to purchase, the Remaining Members shall give written notice to the Offering Member. Upon the exercise of a right to purchase and provided the right is exercised with respect to all of the interest in the Company offered, the purchase shall be closed and payment made on the same terms and conditions as those on which the Offering Member proposes to transfer the interest in the Company.

Section 12.5 Failure to Accept Offer. If the Remaining Members do not elect to purchase all of the interest in the Company offered within the thirty (30) day period under Section 12.4, the Offering Member may transfer the offered interest to the proposed transferee named in the initial offer to the Company. However, if that Transfer is not made within ninety (90) days after the end of the thirty (30) day-period provided for in Section 12.4, a new offer shall be made to the Remaining Members and the provisions of Sections 12.2, 12.3 and 12.4 shall again apply.

Section 12.6 Closing. Closing of the purchase pursuant to Section 12.4 shall be held on the sixtieth (60th) day immediately following the date of the offer (or, if such date is a holiday or weekend, then the next available business day thereafter). Except as otherwise provided in this Article XII, purchase of the Company's interests by one or more of the Remaining Members shall be binding on and enforceable by and against the Offering Member and one or more of the Remaining Members. The Offering Member shall cease to be a Member of the Company as of the closing date of purchase by one or more of the Remaining Members.

Section 12.7 Terms of Purchase. The purchase price of a Member's interest in the Company purchased pursuant to Sections 12.3, 12.4, and 12.11 shall be paid in cash or as otherwise agreed in writing by the buying and selling Members.

Section 12.8 Effect of Invalid Transfer. No Transfer of any interest in the Company otherwise permitted under this Operating Agreement shall be effective until the transferee shall have assumed the transferor's obligations to the extent of the interest transferred and shall have agreed to be bound by all the terms and conditions of this Operating Agreement, by written instrument, duly acknowledged, in form and substance reasonably satisfactory to the Managers.

Section 12.9 <u>Direct and Indirect Transfers</u>. For purposes of this Operating Agreement, restrictions upon the sale, assignment, or disposition of a Member's interest shall extend to any direct or indirect Transfer including, without limitation, an involuntary Transfer such as a Transfer pursuant to a foreclosure sale or a Transfer resulting by operation of law.

Section 12.10 <u>Substitution of a Member</u>. No assignee, legatee, or transferee of the whole or any portion of a Member's interest in the Company shall have the right to become a Substituted Member without the consent of the Members holding at least a majority of the Voting Ratio as described in Exhibit 2. The granting or denial of a request for such written consent shall be within the absolute discretion of each Member. A Substituted Member shall succeed to all the rights and interest of his or her assignor in the Company. An assignee of a Member who is not admitted as a Member shall be entitled only to the distributions to which his or her assignor would otherwise be entitled and shall not be entitled to any other rights of being a Member.

Section 12.11 <u>Conditions to Substitution</u>. As conditions to admission as a Member (a) any assignee, legatee, transferee, or successor of a Member shall execute and deliver such instruments, in form and substance satisfactory to the Managers and (b) such assignee, legatee, transferee, or successor shall pay all reasonable expenses in connection with admission as a substituted Member.

ARTICLE XIII
DISSOLUTION AND WIND-UP

Section 13.1 <u>Wind-Up</u>. Upon the occurrence of an event under Section 2.3, the Company shall be dissolved. The Company shall promptly commence to wind up its affairs and execute a Statement of Intent to Dissolve. Such statement of intent to dissolve shall be executed by one of the Managers. Upon the filing with the Colorado Secretary of State of a statement of intent to dissolve, the Company shall cease to carry on its business, except insofar as may be necessary for the winding-up of its business, but its separate existence shall continue until Articles of Dissolution have been filed with the Colorado Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

Section 13.2 <u>Authority to Wind-Up</u>. In the event that winding-up is required hereunder, the winding-up activities shall be managed by the Managers (or a committee thereof appointed for this express purpose) or, if no Manager is able to act, some person selected by the Members whose Sharing Ratios comprise more than fifty percent (50%) of the Sharing Ratios of all of the Members.

Section 13.3 <u>Settlement and Distribution</u>. In settling accounts after dissolution, the assets of the Company shall be distributed as follows:

(a)   first, to creditors, including Members who are creditors to the extent

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otherwise permitted by law, in satisfaction of liabilities of the Company other than liabilities for distributions to Members under Section 7-80-601 or Section 7-80-603, C.R.S.;

(b)   second, to Members and former Members of the Company in satisfaction of liabilities for distribution under Section 7-80-601 or Section 7-80-603, C.R.S.;

(c)   third, to the Members in accordance with their positive Capital Account balances after allocating all items of income, gain, expense, deduction and credit for all prior periods of time; and

(d)   fourth, to the Members in accordance with their Sharing Ratios.

Section 13.4 <u>Termination</u>. Upon completion of the distribution of the Company's Property as provided in this Article XIII, the Company shall be terminated, and the Manager or other person in charge of winding-up the Company's business shall cause the filing of the Articles of Dissolution pursuant to the Colorado Act and shall take all such other actions as may be necessary to terminate the Company.

Section 13.5 <u>Claims of the Members</u>. The Members shall look solely to the Company's Property for the return of their Capital Contributions, and if the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Members shall have no recourse against the Company or any other Member or Manager.

Section 13.6 <u>Waiver of Right to Court Decree of Dissolution</u>. The parties agree that irreparable damage would be done to the good will and business affairs of the Company if any Member should bring an action in court to dissolve the Company. Care has been taken in this Operating Agreement to provide fair and just payment in liquidation of the Units of all Members. Accordingly, each party hereby waives and renounces its right to a court decree of dissolution or to seek the appointment by the Court of a receiver and/or liquidator for the Company, under the Colorado Act or any other statute, common law or regulatory rule, except as may be sought by the Company itself.

ARTICLE XIV
MEMBERS' REPRESENTATIONS

14.1   <u>Investment Representation</u>. In acquiring an interest in the Company, each Member represents and warrants to the Company that the Member is acquiring that interest for the Member's own account for investment purposes only and not with a view to its sale or distribution, except as any transfer or distribution may be specifically authorized in this Operating Agreement. Each Member recognizes that an interest in the Company involves some risk. Each Member further represents and warrants that the Company has not made any guaranty upon which that Member has relied concerning the possibility or probability of profit or loss as a result of his or her ownership interest in the Company.

14.2   <u>Investment Restriction</u>. The Members recognize the following: (a) the transfer of Company interests has not been registered under any federal or state securities laws in reliance upon an exemption from such registration; (b) a Member may not sell, offer for sale, transfer, pledge, or dispose of an interest in the Company in the absence of an effective registration statement covering the sale of that interest under all applicable federal and state securities laws unless the sale, offer of sale, transfer, pledge, or disposition is exempt from registration under all applicable federal and state securities laws or unless the contemplated transaction otherwise complies with all such laws; (c) the Company does not have any obligation to register any Member's interest for sale or to assist in establishing any exemption from registration for any proposed sale; and (d) the restrictions on transfer may severely affect the liquidity of a Member's investment.

XV. ATTORNEY REPRESENTATIONS

The parties acknowledge that the Company's counsel, Birdwell Law Firm, P.C., prepared this Operating Agreement on behalf of and in the course of its representation of the Company, and that:

(a)   The parties have been advised by said counsel that a conflict of interest exists among their individual interests;

(b)   The parties have been advised by said counsel to seek the advice of independent counsel;

(c)   The parties have had the opportunity to seek the advice of independent counsel; and

(d)   The parties have received no representations from said counsel as to the tax consequences of this Operating Agreement.

ARTICLE XVI
AMENDMENTS

Section 16.1 <u>Proposal of Amendments</u>. Amendments to the Articles of Organization and this Operating Agreement may be proposed in writing by any Member or Members owning at least ten percent (10%) of the Voting Ratio of the Units or by any Manager. As required by the Company, any such proposed amendment must be accompanied by an opinion of counsel as to the legality and effect on the Members. Copies of any amendments made pursuant to this Article XVI shall be sent to the Members.

Section 16.2 <u>Amendments by Members</u>. A proposed amendment shall be voted upon at either an annual meeting or a special meeting of the Members duly called for the purpose of voting on the amendment. Such votes shall be made as provided in Article VII. Upon the Members' approval of any amendment, all Members, whether or not they consented to such amendment, shall be deemed to have consented to and shall be bound by the terms and provisions thereof as if they had so consented.

Section 16.3 <u>Amendments by Managers</u>. Notwithstanding any provision of this Operating Agreement, amendments to this Operating Agreement which, in the opinion of counsel to the Company, are necessary to maintain the status of the Company as a tax partnership under federal or state law or for other tax purposes may be made by the Managers without the necessity of a vote of the Members.

ARTICLE XVII
NOTICES

Any notice, payment, demand, or communication required or permitted to be given hereunder shall be deemed to have been given when delivered personally to the party to be notified, when sent via facsimile machine, which generates a written confirmation of the transmission, to the facsimile numbers listed on Exhibit 2, or when deposited in the United States mail, postage and charges prepaid, addressed as follows:

(a) if to the Company, addressed to the Company's principal office;

(b) if to a Manager, addressed to such Manager's address for purposes of notice which is contained in the Company's books and records; and

(c) if to a Member, addressed to such Member's address for purposes of notice which is contained in the Company's register of its Members. Any Member may change its address or representative to be notified by written notice to the Company.

ARTICLE XVIII
GOVERNING LAW AND INTERPRETATION

Section 18.1 Governing Law. This Operating Agreement has been made and entered into in the State of Colorado and shall be governed and construed in accordance with the laws of the State of Colorado without regard to the conflicts of laws or principles thereof.

Section 18.2 Severability. If any provision of this Operating Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Operating Agreement shall not be affected and the application of such affected provision shall be enforced to the greatest extent permitted by law.

Section 18.3 Headings. All section or subsection titles or captions contained in this Operating Agreement are for convenience only and shall not be deemed part of the context of this Operating Agreement.

Section 18.4 Plurals and Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

Section 18.5 Dispute Resolution. All disputes arising under, relating to, or involving this Operating Agreement in any way whatsoever (the "Dispute") shall be submitted to mediation for resolution. Each party to the Dispute shall bear its own fees and costs, including attorney fees, throughout mediation. If the parties are unable to resolve their Dispute in mediation, then the parties may file a complaint and initiate litigation. In the event any party to this Operating Agreement decides to commence any action or proceeding against another party after mediation has failed to resolve the Dispute, each party submits to the jurisdiction of any state or federal court sitting in Boulder or Denver, Colorado, in any action or proceeding arising out of or relating to this Operating Agreement and agrees that all claims in respect of such action or proceeding may be heard and determined in such court. Each of the parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto. The prevailing party in litigation shall be awarded all costs and fees. "Costs and fees" means all costs incurred in the proceeding, including but not limited to all reasonable pre- and post-judgment expenses, including administrative fees, travel expenses, out-of-pocket expenses such as copying and telephone, court costs, witness fees (including experts), and attorneys' fees.

ARTICLE XIX
NO THIRD PARTY BENEFICIARIES

Except as may be expressly provided for herein, no person or entity not a party hereto shall have any rights or obligations hereunder.

ARTICLE XX
ENTIRE AGREEMENT

This Operating Agreement contains the entire understanding between and among the Members and supersedes any prior understandings and agreements, whether written or otherwise, between and among them respecting the subject matter of this Operating Agreement. If any of the matters covered by this Operating Agreement were performed or commenced by the Members prior to their execution of this Operating Agreement, this Operating Agreement shall be deemed to govern such prior actions as if it were executed by the Members prior to such actions being undertaken.

ARTICLE XXI COUNTERPART
EXECUTION

This Operating Agreement may be executed in counterparts, all of which taken together shall be deemed one original. Each Member shall become bound by this Operating Agreement immediately upon such Member's execution hereof and independently of the execution hereof by any other Member.

[Signature Page Follows.]

IN WITNESS WHEREOF the undersigned have executed this Operating Agreement effective as of the date first above written, and hereby acknowledge, agree and certify that this Operating Agreement constitutes the Operating Agreement of Tribal LLC. The undersigned hereby agrees to be governed by that certain Operating Agreement of the Company dated as of February 20th, 2019.

DocuSigned by:

Vincent Cobb

Vincent Cobb

2/20/2019

Date

DocuSigned by:

Marni Shymkus

Marni Shymkus

2/26/2019

Date

[Additional members shall execute single signature pages in conjunction with their becoming members of the company]

EXHIBIT 1

Attached to the Operating Agreement for
Tribal LLC

DEFINITIONS

"Additional Member" is defined in Section 11.2 and means any person or entity who acquires Additional Units of the Company.

"Additional Units" means Units of the Company issued by the Company subsequent to the date of this Operating Agreement.

"Articles of Organization" of the Company means the Articles of Organization filed with the Secretary of State, State of Colorado, pursuant to the Colorado Limited Liability Company Act to form the Company, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Capital Contribution" means the gross amount of investment by a Member, or all Members, as the case may be, which may consist of cash, property, or services rendered or a promissory note or other obligation to contribute cash or property or to perform services.

"Carrying Value" means the adjusted basis of an asset for federal income tax purposes, as of the time of determination. The Carrying Value of any asset shall be adjusted from time to time to the extent required by Sections 8.1(d) and 8.1(e), and to reflect changes, additions or other adjustments to the Carrying Value for dispositions, acquisitions or improvements of the Company's assets.

"Code" means the Internal Revenue Code of 1986, as amended, and applicable Treasury Regulations thereunder.

"Colorado Act" means the Colorado Limited Liability Company Act, Sections 7-80-101, et seq., C.R.S.

"Company Minimum Gain" means for partnership tax purposes as set forth in Treasury Regulation Section 1.704-1(b) (4) (iv) (c) , the amount of gain, if any, that would be realized by the Company if it were to sell or dispose of (in a taxable transaction) property subject to a nonrecourse liability of the Company for a price equal to that necessary to fully satisfy such liability.

"Manager" or **"Managers"** means one or more persons (individually and together) selected by the Members who are 18 years of age or older, and who need not be Members, to whom are delegated all or part of the management duties of the Company's business as provided in Article VI.

"Member" or **"Members"** means each of the parties who has executed this Operating Agreement and each of the parties who may hereafter become an Additional Member or Substitute Member as provided in the Articles of Organization and in this Operating Agreement.

"Member Capital Account" means the account maintained for each Member pursuant to Section 8.1.

"New Units" refers to the _____ Units offered under this exempt private offering.

"Operating Agreement" means this Operating Agreement of Tribal LLC, as originally executed and as amended, modified, supplemented or restated from time to time, as the context requires.

"Property" means all real, personal and mixed properties, cash, assets, interests and rights of any type owned by the Company. All assets acquired with Company funds or in exchange for Company Property shall be Company Property.

"Publicly traded partnership" means a partnership or company as defined by Code Section 7704.

"Sharing Ratio" means the percentage ownership interest each Member is entitled to have in all items of income, gain, deduction, loss or credit of the Company as set forth on the attached Exhibit 2 and adjusted in accordance with Section 8.2.

"Substitute Member" means any transferee of a Member's Units who is admitted as a Member in the Company pursuant to Article XII.

"Unit" means an interest in the Company as described in Section 4.3.

"Unrealized Gain" attributable to a Company asset means, as of any date of determination, the excess, if any, of the fair market value of such asset (as determined under Section 8.1(e) as of such date of determination) over the Carrying Value of such asset as of such date of determination (prior to any adjustment to be made pursuant to Section 8.1(e) as of such date).

"Unrealized Loss" attributable to a Company asset means, as of any date of determination, the excess, if any, of the Carrying Value of such asset as of such date of determination (prior to any adjustment to be made pursuant to Section 8.1(e) as of such date) over the fair market value of such asset (as determined under Section 8.1(e) as of such date of determination).

"Unreturned Capital" means an amount equal to the initial Capital Contribution of each of the Members who purchased New Units less any distributions made to such Member under Section 8.10(b).

"Voting Ratio" means the percentage of voting rights each Member Unit has on any matter on which the Members are entitled to vote. The voting powers of the Company and the individuals or entities that are entitled to exercise those rights are listed on Exhibit 2, which may be amended from time to time.

EXHIBIT 2

Attached to the Operating Agreement for
Tribal LLC

MEMBERSHIP INTERESTS
as of February 20th, 2019

Member	Class A Units	Class A %	Total %
Vincent Cobb	37,214	35.63%	35.63%
Marni Shymkus	36,500	34.94%	34.94%
Daniele Cobb	5714	5.47%	5.47%
Robert (Cal) Cobb	2786	2.67%	2.67%
Charles Beeler	1186	1.14%	1.14%
Philip Cobb	1000	0.96%	0.96%
Scott Nakahara	1000	0.96%	0.96%
Steve Suttman	11857	11.35%	11.35%
Al Lewis	1000	0.96%	0.96%
Tony Cardillo	2000	1.91%	1.91%
Ann Cobb	500	0.48%	0.48%
Jim Shymkus	2786	2.67%	2.67%
Rebecca Cobb	200	0.19%	0.19%
Thomas Franklin	714	0.68%	0.68%
Total	104,457	100.00%	100.00%

*PLEASE NOTE THAT AS ADDITIONAL UNITS ARE SOLD/TRANSFERED THE SHARING AND VOTING RATIOS WILL BE DIFFERENT THAN AS SET FORTH ABOVE AND EXHIBIT 2 WILL BE AMENDED IN ACCORDANCE WITH SECTION 4.3(c) OF THIS OPERATING AGREEMENT.

EXHIBIT 3

Attached to the Operating Agreement for
Tribal LLC

MEMBERS AND CAPITAL CONTRIBUTIONS
as of February 20th, 2019

Member	Contribution
Vincent Cobb	$108,000.00
Marni Shymkus	$0.00
Daniele Cobb	$75,000.00
Robert (Cal) Cobb	$35,000.00
Charles Beeler	$16,500.00
Philip Cobb	$10,000.00
Scott Nakahara	$10,000.00
Steve Suttman	$164,999.00
Al Lewis	$10,000.00
Tony Cardillo	$20,000.00
Ann Cobb	$5,000.00
Jim Shymkus	$35,000.00
Rebecca Cobb	$2,000.00
Thomas Franklin	$25,000.00

EXHIBIT 4

Attached to the Operating Agreement for
Tribal LLC
as of February 20th, 2019

MANAGERS

Vincent Cobb

280 Devon Place
Boulder, Colorado 80302
773.255.3523 (voice)
vincecobb@gmail.com